

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Ryan Burke
Chief Financial Officer
Senior Connect Acquisition Corp. I
7114 East Stetson Drive, Suite 400
Scottsdale, AZ 85251

>   **Re: Senior Connect Acquisition Corp. I**
>   **Form 10-K for the fiscal year ended December 31, 2021**
>   **Filed April 15, 2022**
>   **Form 10-K/A for the fiscal year ended December 31, 2021**
>   **Filed August 26, 2022**
>   **File No. 001-39793**

Dear Mr. Burke:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction